SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Letter complementing the information required by section 62.

TRANSLATION FROM SPANISH

March 13, 2006

Manager of Supervision [Gerente de Fiscalización] of the

BUENOS AIRES STOCK EXCHANGE

25 de Mayo 347, 2° piso

Mr. Roberto Chiaramoni

Ref.:	Additional information section 62

Dear Sir,

The purpose of this letter is to complement the information required by section 62, subsection n), items 1) and 2) of the Buenos Aires Stock Exchange Regulations [Reglamento de la Bolsa de Comercio de Buenos Aires]. To this end, we would like to inform you that:

1) the Board of Directors of this institution resolved during a meeting held last March 10 to propose to the Shareholders’ Meeting to be held next April 27, 2006 that a total amount of $27,000,000 (Argentine Pesos) be allocated by way of dividends in cash according to each shareholders’ nominal ownership interest, for an amount of $0.05728 per share. This allocation shall be subject to previous regulatory and contractual authorizations.

2) the Board of Directors also resolved to propose to the Shareholders’ Meeting that the company maintain its current Adjustments to Shareholders’ Equity account balance, as the capital amount is suitable for the performance of the company’s operations.

Sincerely,

BBVA BANCO FRANCÉS S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 23, 2006	By:	/s/ Marcelo G. Canestri
Name: Marcelo G. Canestri
Title: Chief Financial Officer